Exhibit 5.1









October 15, 1997

Hvide Marine Incorporated
Hvide Capital Trust
2200 Eller Drive
Port Everglades Station
Ft. Lauderdale, Florida  33316

Re:      Hvide Marine Incorporated and Hvide Capital Trust
         Registration Statement on Form S-3 (File No. 333-34941)

Ladies and Gentlemen:

We are delivering this opinion in connection with the Registration Statement, which relates to the registration of (i) 2,300,000 of the Trust's 6 1/2% Trust Convertible Preferred Securities (the "Preferred Securities"), (ii) $115.0 million aggregate principal amount of the Company's 6 1/2% Convertible Subordinated Debentures due June 15, 2012 (the "Debentures"), (iii) the shares of Class A Common Stock of the Company, $0.001 par value, issuable upon conversion of the Preferred Securities or the Debentures and shares of Class A Common Stock issued in connection with the acquisition of certain vessels (the "Common Stock") and (iv) the Company's guarantee of the payment of distributions by the Trust and payments on liquidation of the Trust or the redemption of the Preferred Securities pursuant to a guarantee agreement, dated as of June 24, 1997, between the Company and The Bank of New York, as guaranty trustee (the "Guarantee", and together with, the Preferred Securities, the Debentures and the Common Stock, the "Registrable Securities").

Based upon and subject to the foregoing, we are of the opinion that:

1. The shares of Common Sock have been duly authorized and, in the case of the Common Stock issuable upon conversion of the Preferred Securities or the Debentures, upon conversion in accordance with the terms of the Indenture, will be validly issued, fully paid and nonassessable.

2. The Debentures have been duly authorized by the Company, and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.



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Hvide Marine Incorporated
October 15, 1997
Page 2

3. The Guarantee has been duly authorized by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

The opinions rendered in paragraphs 2 and 3 above relating to the enforceability of the Debentures and the Guarantee are subject to the following exceptions, limitations and qualifications: (i) the effect of bankruptcy, insolvency, fraudulent transfer, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors; and (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or law, and the discretion of the court before which any proceeding therefor may be brought.

To the extent that the obligations of the Company under the Indenture may be dependent upon such matters, we assume for purposes of this opinion that the Indenture Trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that the Indenture Trustee is duly qualified to engage in the activities contemplated by the Indenture; that the Indenture has been duly authorized, executed and delivered by the Indenture Trustee and constitutes the legally valid, binding and enforceable obligation of the Indenture Trustee enforceable against the Indenture Trustee in accordance with its terms; that the Indenture Trustee is in compliance, generally and with respect to acting as a trustee under the Indenture, with all applicable laws and regulations; and that the Indenture Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indenture.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and the reference to this firm under the heading "Legal Matters" in the Registration Statement.

Very truly yours,



Dyer Ellis & Joseph